SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.  1)1

Midway Gold Corp.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

598153104
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_______________________
1 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 598153104	13G	Page of 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Robert Disbrow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		1,506,000
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		1,506,000*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		3,599,325*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,105,325*
*As of the date hereof, the reporting person may be deemed to be the beneficial owner of 5,105,325 shares.  This number consists of: (i) 1,500,000 common shares held by the reporting person, (ii) 6,000 common shares issuable upon exercise of a warrant held by the reporting person and exercisable  within 60 days of this report, (iii) 3,572,200 common shares for which the reporting person has shared dispositive power; and (iv) 27,125 common shares issuable upon exercise of a warrant for which the reporting person has shared dispositive power and which is exercisable within 60 days of this report.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.5%** **The percentages used herein are based upon 113,185,849 outstanding common shares as of November 3, 2011.
12	TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 598153104	13G	Page of 3 of 5 Pages

Item 1 (a). Name of Issuer:

Midway Gold Corp.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

8310 South Valley Highway, Suite 280
Englewood, Colorado 80112

Item 2 (a). Name of Person Filing:

Robert Disbrow

Item 2 (b). Address of Principal Business Office or, if None, Residence:

Suite 700, Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3L6

Item 2 (c). Citizenship:

Canada

Item 2 (d). Title of Class of Securities:

Common Shares

Item 2 (e). CUSIP Number:

598153104
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☑	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 598153104	13G	Page of 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on the cover page

(b)	Percent of class:

See Item 11 on the cover page

(c)	Number of shares as to which such person has:

                             (i)Sole power to vote or to direct the vote

                             (ii)Shared power to vote or to direct the vote

                             (iii)Sole power to dispose or to direct the disposition of

                             (iv)Shared power to dispose or to direct the disposition of

See Items 5-8 on the cover page

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive dividends from, or proceeds from the sale, of 3,572,200 common shares for which the reporting person has shared dispositive power and 27,125 common shares issuable upon exercise of a warrant for which the reporting person has shared dispositive power and which is exercisable within 60 days of this report.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

CUSIP No. 598153104	13G	Page of 5 of 5 Pages

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2012
(Date)

/s/ Robert Disbrow
Robert Disbrow